April 14, 2021

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

RE: Mutual Fund Series Trust, File No. 333-253447

Ladies and Gentlemen:

On April 9, 2021, Mutual Fund Series Trust (the “Trust” or the “Registrant”) filed an amended information statement under the Securities Act of 1933 on Form N-14. The staff of the Securities and Exchange Commission (the “Commission”) provided comments to the Registrant’s filing on April 13, 2021, to which the Registrant responded and provided a further amended information statement on Form N-14 on April 14, 2021 (the “Amended N-14”).

Pursuant to Rule 461 under the 1933 Act, Registrant and Northern Lights Distributors, LLC, the Registrant’s distributor, hereby request that the Commission accelerate the effective date of the Amended N-14 to April 15, 2021, or the earliest practicable date thereafter.

If you have any questions concerning this request please contact JoAnn Strasser at (614) 469-3265 or Philip Sineneng at (614) 469-3217

Northern Lights Distributors, LLC Mutual Fund Series Trust

By: /s/ Kevin Guerette Name: Kevin Guerette Title: President	By: /s/ Jennifer Bailey Name: Jennifer Bailey Title: Secretary